# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2006

Date of Report (Date of earliest event reported)

## Pac-West

## PAC-WEST TELECOMM, INC.

(Exact name of registrant as specified in its charter)

| **California** | **000-27743** | **68-0383568** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**1776 W. March Lane, Suite 250**
**Stockton, California**      **95207**

(Address of principal executive offices)      (Zip Code)

**(209) 926-3300**

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01 Entry into a Material Definitive Agreement**

On October 25, 2006**,** Pac-West Telecomm, Inc., a California corporation ("Pac-West"), extended the term of its Separation Agreement with Wallace W. Griffin, the Chairman of the Board of Directors of Pac-West, for an initial term of six months, through March 31, 2007. The extension of the Separation Agreement will automatically renew on a quarterly basis for as long as Mr. Griffin remains on the Board of Directors, subject to certain termination provisions.

For performing the duties of Chairman of the Board and making himself available to management upon request for special projects, the extension of the Separation Agreement provides, among other things, that Mr. Griffin is entitled to receive $24,000 per quarter for so long as he serves as Chairman of the Board, $5,000 per quarter together with stock option grants granted on the same terms as outside directors, in each case, for so long as he serves as a director, and $4,750 per quarter as compensation for entering into a non-competition arrangement.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


**PAC-WEST TELECOMM, INC.**
(Registrant)


Dated: October 31, 2006

By: /s/ Michael L. Sarina

Michael L. Sarina
*Chief Financial Officer*